Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: January 23, 2026

On January 23, 2026, Michael Brown, the co-founder and the Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), which is party to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 with Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), participated as a guest in an episode of the 21 Hats podcast.

Please reference transcript below:

0:00

Welcome to another 21 Hats dashboard. I’m Lauren Feldman, and I’m here with Michael Brown, who is co-founder and CEO of team shares, which has embarked on several worthy causes, including helping aging business owners sell their businesses, and also spreading, uh, the adoption of employee ownership. Welcome back to the podcast, Michael.

0:20

Thanks for having me. Uh, back, Lauren. It’s hard to believe it’s been three years.

0:24

It’s hard to believe. I appreciate you taking the time, Michael, you first joined us back then. At that point, team shares had already bought more than, uh, 60 businesses, I believe, in 40 industries with most of those businesses purchased, uh, having annual revenue between a million dollars and $5 million. Can you bring us up to date? Where do you stand now?

0:45

Yeah. Um, so at the end of 2025, we had 90 companies. Um, and, you know, our total operating profit from all the companies is about 60 million. Um, you know, on a, on a trailing 12 month basis. And I would say we’ve widened our size criteria. When we started off one to 5 million of revenue, um, you know, which would’ve been sort of 200,000 to maybe up to maybe just scratching the surface of a million of operating profit. As we, uh, got further along and our financing capabilities expanded and, and, um, you know, had a more diversified company, we were able to, we actually, we actually originally had owners come to us. We actually had someone get on an airplane and show up at our office. And so we’ve, we’ve actually, um, you know, continued to do sort of true small businesses, but add sort of like businesses that are a touch larger than that too, that have also wanted the same model. So kind of right up to, you know, 5 million or so of, of operating profit.

1:50

I think you said that total profit for all the businesses is around 60 million. Can you tell us what the revenues are for the group?

1:57

Yeah, it’s about 450 million of revenue and sort of 60 million of, of operating profit. I would guess back then if we were at, you know, 60 companies, then we might have been, you know, sort of 30 ish, uh, maybe, maybe 25 to 30 million of operating profit, um, sort of back then, but I’m just going from memory.

2:17

Got it. So now the big news for you is you’re going public, which, which seems kind of counterintuitive for a company that promotes employee ownership. Can you tell us what you’re doing and why?

2:28

Sure. So we may not have touched on it in our, in our last podcast, but it’s been the plan from day one to go public. Um, and I can talk about it’s the reason why we raise venture capital, right? So we raise venture capital to try and build the biggest company we could in order to address, you know, as many companies as possible that are facing succession and, you know, help bring employees into stock ownership as well. So, uh, that was a very deliberate decision. Um, you know, the alternative way for at least a typical alternative way for someone to, um, go and, you know, buy businesses at least, would be to go and raise a private equity fund. And that for us, wasn’t sort of the model that we thought made a lot of sense for a lot of reasons. Um, we thought that a holding company, um, would be, that’s publicly traded, would be the, uh, the best chance to continue to help expand our model to as many companies as possible because public companies have much greater access to capital, uh, than private companies do. So if the goal is to help both from a shareholder standpoint and from a, you know, from a social mission standpoint to help as many companies, um, come into our model as possible, being public, uh, helps us maximize the odds of, of, of doing that. And it’s been the plan since day one.

3:49

I’m curious, you, you mentioned, uh, that you started by raising venture capital. You know, the the typical business model for private equity, um, in buying businesses, rolling up businesses, sort of along the lines of what you do is to buy, and then with the plan to flip them in five or seven years or whatever the they choose mm-hmm . You have made the promise when you buy these businesses to keep them, to not sell them, to convert them to em, employee ownership and, and hold onto them. How were you able to get venture capitalists to, uh, to back you, given that you weren’t going to have that automatic payday when you flipped the businesses? Yeah.

4:28

There, so there’s two really great and important questions within your question. One is about sort of venture capital and how to, how to venture capital. You know, investors sort of make a return in in team shares, and why did they back us the other is sort of, you know, like, you know, how, how do you sort of make returns in acquiring a company, right? And what’s, yeah. So on the first part, um, you know, this is a be because our business and, and, uh, you know, involves acquiring a business, people tend to think, oh, it’s a fund. What? So how is, you know, like Union Square Ventures or Codes of Ventures, how are they gonna get paid back? Well, the, the investment, um, you know, bet that they made alongside sort of management team is that we have an opportunity to build a large and enduring public company that has the opportunity ‘cause of a large company with a novel solution, with a team that, you know, has, um, a real passion, a real edge for what they’re doing and can continue for decades to build a really large company. So there was never any sort of fund, it was just, Hey, you’re investing in a public, in a, in a private company hoping that it can become a large public company. And that’s really the sort of the core use case for venture capital. And because, uh, the, the portfolio effective venture capital, it allows, um, it allows, um, those types of investors to take a lot of risk on novel ideas. So they were with us from the beginning. And then in terms of the, um, so because of that, when we go public, um, you know, those shareholders’, permanent capital investors know an early stage investment, um, and they will then sort of, you know, pass their shares through to their investors or sell their shares, and there’ll be others that will, you know, continue to hold, um, stock for, you know, a decade or more. Um, but now we, we don’t need to provide a return. Other investors can come and buy their shares from ‘em, and that’s one of the great beauties of going public. Um, the, but for, from the management team and for, for many of our investors, it’s not an exit. This is just sort of the next phase of building the company and scaling our mission. Um, and then in terms of the sort of like the, I guess, internal return for, for us, because we’re an operating company, we’re a corporation, these are also of internal returns and internal cash flow that’s reinvested in, you know, acquiring more companies to start the employee ownership journey. Um, you know, w we, we absolutely measure how companies are performing. We’re not a fund. We don’t buy and sell. Why don’t we do that? We always try and have Lauren, you know, a capitalist re we’re a positive some business. We’re very much a for-profit business, right? Um, that is a, that is a, a capitalist business, but we believe in multi-stakeholder capitalism. We believe in positive sum thinking, and we try and always make sure that we have the, the reasons that we do things line up with shareholder values and our own, you know, sort of business values, right? For all our stakeholders. And for us, it’s very simple. Like, we just actually don’t think that private equity is a good way to invest. It may have been 30 or 40 years ago, but actually the returns of private equity are not very good. Um, and that, that is with all the, we like do respect to how much work goes into , you know, sort of building companies and raising capital and stuff. But the, the returns are just not very good. And, and if you buy a business for five times and sell it a few years later for six or seven times, well, that’s great, but what do you do next? Whereas if you’re a business owner, you people can just, should just relate to, you know, to being a business owner. You sell a business when you’re 60 or 65 or 70 because every year you own it, you get another year of cashflow. So if you have a 20 or a hundred year ownership view with a company, you have 20 or 20 or a hundred years of cashflow, not a sort of quick return. And then that’s, so that’s the sort of shareholder and capitalist side of it. And then on the company side of it, I think that private equity, we, we try and always just be neutral about everything. We’re, we’re neither for private equity nor against it. We just think it’s a, it’s just a thing that is, um, and it, it, you know, and exists. Um, but I think that the reputation of private equity is, is often, uh, far behind, um, the current reality. So I mean, private equity in, you know, the early days was a, there was a lot of slash and burn. I I think that private equity for many decades now has been actually more focused on growth. I actually think the issue, um, for, from a company perspective, um, you know, a business owner perspective with private equity is twofold. Um, one, it’s quite likely the company will be for sale multiple times, right? And that’s not a healthy thing for a company to just always be for sale. Sure. And, and two, the reason why, um, you know, private equity firms are often able to pay a much higher price than sort of team shares would, um, is, is that oftentimes, um, part of the investment case is to reduce overhead costs by dismissing, you know, sort of part of the, you know, management team or the, um, you know, at least more of the middle management team. And that’s not our model at all. Um, and so it, that’s, those are all sort of personal decisions, um, and people should be allowed to do with their business, whatever they please. Um, but for us, I think mostly because it is, um, the business is always for sale or perpetually for sale two or three or four times and, you know, look, there, there’s, um, you know, real pressure to cut costs. Uh, those are just outcomes that not every business owner wants.

9:48

So everything you just said makes a lot of sense to me. I’m curious, how hard was it for you to find investors who believe that? So

9:57

I think that a lot of investors, um, sort of believe, well, you fall into one of two camps. Okay? So I do think that there are, I think it’s like, um, what’s the phrase? Like received wisdom? I think it’s received wisdom that the private equity model is like, that’s how you make money, right? And like, this is it, but it actually, the data shows that it doesn’t. Uh, and actually the data shows that holding companies ranging from, you know, Berkshire Hathaway to Constellation software to, you know, like Roper back in the day or publicly traded companies in Europe, like, um, you know, lift go, they, they actually provide far greater shareholder returns than owning a business for two to four or five years. Um, so you either know that data or you don’t. I think that’s probably the way you look just among investors. You either know that holding companies are better shareholder returns than private equity, or you don’t. Um, and if you, if you don’t know that I can’t really help you , um, you’re gonna need to just sort of study the data And check your assumptions. And this is partly why team Chairs is a contrarian company, I think amongst investors who do understand that, which there are a number. ‘cause obviously Berkshire Hathaway is really famous, which is probably not everyone knows all the other companies that are sort of, you know, sort of Berkshire, like in a different model, right? Sure. I think the debate on that, this sort of, I think investments into a company, whether public or private, can always be framed at almost like debates about like, the risks of the company and are they gonna achieve X, Y, ZI don’t think that that was sort of ever really like a debate about team shares. It was more like, how big can you get? How long is it gonna take? Like, you know, like, um, will the employees stay? Those, those types of things. Um, if you thought about it as like a decision tree, yeah. Do you believe private equity is the optimal model or not? Or holding companies? And then, you know, if you believe holding companies are a great model, it was really more of a bet on, you know, execution and, and time and things like that.

11:46

So let’s talk about what you do. Um, I kind of think of team shares as something of a big experiment, uh, both in terms of understanding how you help business owners exit, sell their business, and how do you help employees get a stake in the outcome. Lots of people are doing this at small scale, you are doing it at a very large scale, and I presume learning a lot of things that, uh, a lot of business owners would, would love to know. For example, you, you train managers, uh, to take over these companies. You bring in presidents to run them. Um, has your thinking about what constitutes good management of a small business evolved at all? Yeah,

12:26

I think, I mean, first of all, so I, I receive the, the word experiment with like, great delight. I, I think it’s a, like a huge compliment. And I think that, um, I think it, uh, speaks to creating something novel and also creates, speaks to sort of the startup ethos of always being able to continue to innovate and, and, and run sort of experiments within your model, right? To keep tweaking things. Um, I, I do think hopefully we’re now at a stage, you know, sort of number of companies and, um, you know, uh, you know, size of financial footprint that I, I think we’ve shown that the experiment is paying off and that the market is, is, is really receiving what we’re doing well, both on the business owner side and on the, um, employee side and on the shareholders side. But that said, so what have we learned within that? I think, um, I, I think we’ve done a, a really good job, um, retaining key employees, right? That’s the first thing that when we underwrite a company, we, we just are not able to acquire a company. We can’t provide what we provide to, um, you know, the, the true sort of main street business that is sort of, you know, espouses into employees that just is, is too owner dependent for us. We need something that is, you know, 20, 30, 40, 50 employees, sometimes even a hundred depends on the size of the company, but there are generally five key employees ranging from a general manager to a bookkeeper, to a parts manager, just depends on the business model. And we’ve retained about 90% of those people. Of the 10% that leave, um, usually about half is sort of, uh, you know, sort of voluntary attrition that, um, you know, maybe it was a son or daughter that sort of decide they wanna transition out the others, it’s, hey, the, the leadership team of that company determine after a couple years it may not be the right fit. So I think that we’ve learned that that really assessing, um, the team, it, it is a, is a core part of what we do. Um, you know, both on, again, on the business and the capital side and, and the, and the social mission side is that making sure that we’re providing, um, you know, durability to the business and opportunity. I think that we, on the sort of, we, we tend to about four and five companies, we need to hire an external president, someone who can be the, the president role to us means the ultimate leader who is financially accountable, um, for, for the financial performance of that company. Before that, it was the, the founder owner it, right? Yep. Um, and so, you know, we, we, we nearly always are able to retain for many, many years the sort of general manager, the, or the VP of operations, the, the so-called right hand, but they’re already busy with a full-time job. And two, they, they may not have had p and l responsibility before, which is a big thing. I mean, I even think of myself taking that on, uh, knowing I was gonna do it . Uh, and so we find that it sort of a bridge is, is often needed or bringing in an external president. And I think the biggest thing we’ve learned, which is just so obvious in hindsight, but was ais of projection, is that industry experience is really what you want. And I think because the founders, I think because we were total outsiders and generalists, and we sort of figured it out, um, you know, how to run small businesses through very humbling experiences, by the way, like lots of trial and error and mistakes. Um, I, I, we, we came into it with this perspective that like, oh, well, like, yeah, if you bring in people from McKinsey, right? Uh, that’s a, that’s a scalable template, , right? And, and it turns out that in some businesses that can be a great answer, especially if that person, you know, not only worked at say, McKinsey, but like, they also were an engineer and were in the military and they worked at Caterpillar, right? That’s a very different profile than, you know, like I was right. Um, sort of coming outta investment banking and never managed anyone. I think that, um, I think that industry experience is just, um, it’s so funny ‘cause early on we, we tried hiring from industry and it didn’t go that well. And I think over time we, we, we just sort of realized that like, oh, we, we should just, we’re sort of, we’re not picking the right people. Um, and I, and I think that that was very key. I think the other thing too is that, um, I think in the early days we talked only about when we showed up at the companies, we, we would talk only about employee ownership and, you know, how great it was. Um, and, and we didn’t talk enough about sort of how team shares as a business makes money and, and that, you know, that it’s a, it’s a for-profit business. I think trust went up, um, as we were able to explain, you know, the whole picture.

16:42

I think you’re probably not the only ones who’ve learned that lesson. I’m always, uh, intrigued in talking to people about the, uh, the searcher model, which I’m guessing you’re probably familiar with. Uh, is it search

16:56

Funds?

16:57

Yes. Yes. Where, you know, the theory is you get a bunch of smart MBAs who have been taught how to run a business and know all the software tools and can come in and take over a, any kind of blue collar business, in particular a home services businesses business and, and run it better than someone who actually knows how to change toilets or, you know, sure. Mow lawn or whatever,

17:23

Founder of the Yeah. Right. Um, and I think that’s a really interesting debate. ‘cause obviously there are advantages to both. Um, yeah. And it sounds like you’re, you’ve learned that lesson as well. Yeah,

17:35

I think that, so it’s actually like, even if you take it up a level, it’s, ‘cause you have this debate in startups too, of like generalists versus specialists. The answer, like all things, the answer is always great. You want both, like, you know, is the same thing with ai. Like, oh yeah, it’s gonna do everything. No, it’s gonna be AI plus a human. Right? That’s my own opinion. But, um, the, um, so, so I think that that is very true and that’s how we sort of think about sort of matching, um, you know, presence in our model. In terms of the search fund model. Look, I think that, you know, a search fund is, is, is quite different than what we do. Uh, it’s analogous of course, because hey, it’s going and you are acquiring a small business or a small to mid-size enterprise from often a retiring owner. Um, their difference is that they are building to, it’s a single LBO typically, typically, some people do it in a different way, but the typical model is you search for two years, you find something, or two thirds of people find something, and then they, they, uh, raise the capital and then they close it. And those are a bunch of steps to get through. And then you’ve gotta operate it. And the, the goal is to sell the company within three to five years. So you could think of it as like a single LBO, um, a single leverage bio single private equity deal. Um, as for the sort of leadership piece, look, I think it can work. I think it comes down to the person, right? I, I think the thing is, is that no matter the business model, whether it’s ours or a search fund or, you know, you know, anything in between, at the end of the day, running a small business, it’s a gritty job, right? And it’s not a strategy job. And I think that that was part of our mistake in, in hiring generalists early on. We, by the way, we, like, we never described it as a strategy job, . I think that people thought it was gonna be a strategy job. Uh, and we try and even explain in my, in my job, like strategy is like 2% of my job, right? Uh, the rest of it is all execution. Um, and so I think that that is, whether you’re a search fund, whether you’re starting a business, whether you are inheriting a business, whether you are a president in a team shares model, I think at the end of the day, uh, or you’re, you’re, you’re an employee getting hired into a small business, I think that it is all about execution. Uh, and that’s very different than knowledge work where ideas are the execution rather than let, let’s say, invoicing, , uh, is the execution.

19:55

Right? You said you’ve learned a lot through trial and error. What, what percentage of the businesses you’ve bought have failed?

20:02

Uh, very few. I think our, our failure rate is something like 1.5% per year. Um, so, so it’s, it’s very rare. Um, and most of them were sort of like really early acquisitions that were really small in two particular industries. Um, it was either sort of in the contracting space, sort of construction, um, or really small restaurants. We’re talking 1 million of revenue, 2 million of revenue. Um, you know, we had an idea to try and buy a couple of restaurants in a, in a particular geographic market and, and then, you know, run them as a combined company. I think there was a combination of we didn’t have the industry hiring model down yet. We, it was a weird time, right? 20, uh, situation was real. I mean, for, for some small business cost was far in excess of the headline, 8% inflation. Um, and then I think that, uh, those businesses, both the industry and the size of those companies, you know, you’re talking one, two, 3 million of revenue. They are, there is just much more, um, key person risk in transitioning the business. Like, are you gonna be able to keep doing the same amount of revenue and profit that the owner did? And at that size, because the owner is, is, you know, you know, there’s a reason your podcast is called 21 Hats. Uh, in all seriousness, I mean, I, financially, the, the founders of those businesses, they are doing multiple jobs, right? They’re doing two or three people’s jobs to replace them. Um, and so I, so those were, you know, it was extraordinarily painful. Um, you know, there were a few businesses that we did have to, to shut down. There were a few, we were able to convince the former owners to, to take them back over. Um, but we learned, um, from those mistakes and, you know, moved on to try and make sure that we picked companies that, uh, worked really well in our, in our model going forward,

21:54

That’s a remarkably low percentage of businesses to fail. Uh, we’re

21:58

Very proud. I mean, we’re very proud of it, but it’s very, I mean, I can tell you like those were somber discussions. We, we tried in, in those cases for, you know, in some cases, you know, two years, um, to try and get the companies and, and, and for those ones that didn’t work out, there were, there were another, you know, like, you know, there were sort of like, you know, two or three times that in businesses that went through, through a tough period and we, we were able to turn them around. Yes, it is, it is, um, compared to any stats around starting businesses, acquiring businesses, um, it, it’s a remarkably low number.

22:31

You just mentioned that you did, you kept trying, and in some cases for years, do you think there were occasions when you tried too hard and too long because of the employee ownership aspect?

22:43

Yes, but also the shareholder aspect too, right? So I, I don’t actually could say, actually it was the, so lemme just give you the shareholder side of it first. Okay, sure. Because again, it’s always, always trying to vote. We don’t think that they are like zero. We don’t think that they’re like, um, competing interests in the same way that Amazon figured out that like, Hey, if you treat consumers really well in the long run, shareholder interests are served too. Right? And it’s a controversial idea. Our application is totally different, but I’m just saying it’s, it’s a contrarian idea. And so, so I think that, um, if you acquire business, right, and let’s say it has a dollar of profits, right? And the profits go to zero, okay, well that’s, you know, that’s unfortunate, um, for, for everyone. Um, but if the profits can get back to a dollar, right? And you have a multi-decade, you know, sort of ownership period, you, it, you, you are far better off getting the company sort of back to profitability, right? Than, than than to sort of shut it down because you have a multi-decade period of profitability and you risked capital to take on that business and start, start the sort of journey for that company, right? And then I think on the employee ownership side, I think that, um, when you have a company that’s both a good steward of capital, but also takes a really long term perspective, I think that it creates trust. Um, and it cr and there’s like alignment. And that our model, you know, the way that Employeeship happens is, is through profit, is through cashless, everyone’s aligned. So, um, no, I don’t think that employee ownership on its own was a, cause I think it was us being like really, um, long-term minded. I do think there were some cases where that was too long, because a little bit like, you know, the first time in your career, if you have to let someone go, you may wait too long. Sure. Um, for us, I think now it, first of all, it just almost never happens. It’s very rare. Like I don’t think it’s happened in a couple of years. And two, we just now, we have so much more data in the companies. We now have weekly operating KPIs, and we have people who are directly responsible or making sure that the companies are, are thriving. And if we see something slipping, you know, even in a couple of weeks, we’re able to, um, react in a, not, react is the wrong word, almost, like, um, get ahead of it before we see any issues coming. And, and I would say three years ago, none of that software was built and, you know, we were really, um, seeing the business, um, you know, with us almost like a 90 day lag, um, in terms of financial reporting.

25:26

So what do you think is the most important reason that explains that low failure rate? I, is it the professionalization of the operation that you were just describing? Is it employee ownership? Are you skimming the cream off the, uh, off the top? Are you just buying profitable businesses that are much less likely to fail?

25:46

Look, I, I think it’s one of those things. I remember someone using the phrase over determination, whether it’s like, you know, seven or eight or nine reasons, and it’s like, it’s, it’s, it’s yes to all of that. And like another seven reasons, right? So I think first of all, the, all of the people at team shares really, really care, right? Like, and, and again, we’ve constructed in the way that this is a mission oriented for-profit company, and there are people who come and leave other opportunities to come spend time working on this company and scaling this, you know, as you called it, kind of grand experiment, right? So I think we have, everyone really cares. Everyone’s in it for the long term. Everyone cares about sustainable profitability, treating people well, relationships, all of that stuff. Um, I do think that we, um, have a fiduciary duty to pick low risk businesses that can transition really well. And there are businesses that would be great if, like you and I bought individually, right? To only work on that. And there are businesses that just don’t work in the team shares model, right? I’ll give you an example. We came across a call center business and they had part of their operations offshore. And, you know, it was interesting because they were able to pay the people in the offshore market well above market and then charge their customers a lot less. Um, so kind of everyone was winning operationally very hard for team shares to be involved in a call center business in a, in a developing market that’s just really, really, really hard. Um, and so that business was actually a great business. It was just sort of more operationally be super challenging. And so I think that, um, we do focus on businesses where, because the mistakes we’ve made early on were the businesses were that had too much kind of key person transition risk. We are picking businesses that are, um, you know, durable, but we’re also coming to terms at terms that are, are market. We’re not gonna be able to, um, sort of pay the types of multiples that a private equity firm or roll up would. Um, and, and I think that the, it’s the whole platform together of buying good businesses, hiring great leaders, retaining all the key employees, having people learn about stock and profitability, see the numbers in our software, and just having a lot of trust, right? And so, you know, like there’s some, uh, you know, this is like very often media training to bring up, but you know, the vast, vast majority of people are really happy because they get to keep their job. There’s no cut and pay or benefits. They have an opportunity to earn stock. And sure, a bottom third of, of, of folks who are more temporary, they’re never gonna care about employee ownership. But the long-term employees now have a real opportunity to know that company is in a, in a permanent sort of joint state of ownership with us and the employees and, and an opportunity to participate in, in the, in the, the, the value and the profits of the company.

28:40

You mentioned the, the period from I think 22 to 24 being an unusual period, especially with inflation, 25 was unusual period too, for all sorts of reasons. Yeah. And, um, I, I don’t think I’ve seen another year like it where there was so much uncertainty and so much confusion as to whether the economy was good, bad, indifferent. I mean, people just to this day can’t completely agree on it. And you, you know, I can find people who tell you that small businesses did just fine, and others who tell you that small businesses were devastated. What’s your view of that? You, you see a lot more small businesses than most people. 25. Yeah, just 25. Yeah. Was it a good, bad, terrible year for small businesses large and your businesses in particular? Yeah,

29:27

So thankfully for, for, uh, team shares, 2025 was a, was a really good year. It was a record year both in terms of acquisitions, um, and that we acquired 25 million of sort of new EBITDA from new companies. But also, um, the profits of, of the existing companies grew sort of organically, meaning sort of like, you know, the, the companies that were owned the year before, all of them grew sort of a mid-teens, um, profit growth rate, um, which is, you know, helps everyone win, right? Um, so that, so, so internally, thankfully, the data, um, was really, really strong for team shares. The outside perception, the amount of certainty that the amount of times the recession debate came up again was, was insane. Um, and, and, and justifiably so the, uh, you know, a, uh, you wanna call it team shares an experiment, uh, , there have been a few policy experiments , uh, that, that have been run, uh, you know, from the spring onwards, and it created a lot of uncertainty and, um, to the point where, uh, financing sort of dried up overnight because whenever in the, at the bank level, the sort of institutional level, like, you know, AI is its own thing and it’s totally decoupled from, you know, sort of most macro, um, economic stuff. So that sort of kept plowing ahead, but, uh, yeah, it was just sort of pencils down, um, for a lot of, um, you know, sort of any sort of financing. And then, and then just for companies themselves, yeah, of course it has a knock on effect of like great uncertainty for hiring and capital spending. And, you know, then of course then there’s, there’s companies that, um, you know, are directly exposed, uh, by some of the policy changes that have, that have been made. Do you

31:12

Have any manufacturing companies?

31:14

We do have manufacturing companies, but our companies are, are all on shore. Um, so actually, so our, I think, you know, I think literally a hundred percent of our revenue is, and then I, and then, you know, very little, I mean, obviously there’s an indirect exposure that people do buy things, um, international, but, well,

31:31

Not just that people, uh, even domestic manufacturers, uh, saw their expenses go up because of the raw materials that were Yes. Were tariff. Did you, did you have an answer to that problem?

31:42

Yeah, I mean, I, I think the, the, the unfortunate answer is that tariffs, uh, have to have to be paid by someone, and it usually has to be paid at least in part by the consumer, right? And so tariffs raise prices. Like, that’s just, that’s just sort of like from the economics textbook. Um, now most of our sort of like, input costs across new shares, I think just really it’s domestic, um, sourcing all the way through. So there’s very little exposure to imported parts and stuff. There’s some indirect exposure, but it’s very, very, very small. And so, you know, we knew which companies, there was a small handful of companies that had a little bit of, you know, importing of raw materials, and we were able to, to manage it by balancing, you know, sort of, you know, price adjustments where needed. Um, but yeah, we, we’ve, we focus on really simple businesses that don’t have cross border complications, uh, and that, that goes like back to the beginning. Um, I think we just wanna have really simple to understand, simple to operate businesses that are durable and, and, you know, full of great people and, and reliably produce cash flow.

32:50

Has AI had an impact on those simple businesses? Have you found ways to implement it to help them?

32:57

So we’ve been using AI and building it into our software, the team shares level, um, you know, for, for years, right? To help sort of like automate more tasks, you know, ranging from accounting to even the analysis upfront. Um, we’re now starting to run, um, you know, certain implementations at some of the companies we’re sort of testing, you know, which places is it gonna be most useful. Um, and then, you know, you know, try and get adoption across the company again to help make running a business easier. What’s really interesting with a small business AI debate is, is that, and this is someone like, I’m an hourly active user of chat, GBT, like, I’m not an AI skeptic. I love ai. I just think like with all new technologies, you get these maximalist that say it’s gonna solve every problem under the sun, and that’s ludicrous, right? But AI is really fascinating to me, and we use a lot, but what’s really interesting, Orrin, is the, the narrative in small business is like, I think it’s hilarious. I mean, people make these comments, people have raised in huge sums of money making statements like AI is gonna take all the cost outta running a small business. Well, anyone who’s ever, uh, made human contact with a small business knows that , they’re hundred percent owner s corps run by incredibly frugal people. Uh, , there’s no cost to take out . Um, now what it can do is I think it can allow you to scale with fewer people. I think it allows a customer service rep to handle two or three times the revenue that he or she might have been able to do before. I think it allows you to complete certain tasks, um, much faster, right? And with greater accuracy. But, um, I just think that the, the premise of like having costs to take out in a small business, and we’re talking about like, you know, 10, 20, 30, 40, it’s different if JP Morgan says, Hey, yes, we have a hundred thousand employees. There’s cost, there’s people or jobs are gonna be limited. This, that’s not, I don’t think that’s really feasible, at least in the, in the short term. And in our case, it’s not within our values. Uh, we do not come in to, to cut people. Uh, we come in in to buy the business the way it’s, and, you know, try and help it, um, continue to evolve and strengthen.

35:13

Do you think your business model would work if you were not converting the employees to employee owners?

35:19

Sure. I, I think, I think you could. I think you could. Absolutely. Because I, I think that experiment has been run before, it’s called Berkshire Hathaway, right? Um, so yeah, absolutely, absolutely could. Um, we think that, um, now I don’t know that people’s success rate would be as high because, um, one, you know, look, when you acquire a small business, right, it’s generally all people driven. It’s not like you’re buying, you know, sort of at least we’re not sort of buying companies that we don’t think they generally exist, or businesses with 10 year contracts. And, you know, you’re, you’re buying businesses that are heavily dependent on people and retaining and motivating them and giving them an opportunity is very key to the success of the profits of the business. Again, this is why we don’t think that, um, you know, sort of employee equity and shareholder equity are like, like as long as you do it in a thoughtful and profitable way, I don’t, I don’t think that they are sort of, um, sort of really at odds with each other. Um, so yes, of course you could acquire, uh, small businesses without employer ownership. We don’t, we think that our model is superior both for, um, both for poison and for shareholders. Um, and we think that it’s a really important thing to exist in the world. And, and because it is contrarian, um, you, you know, like it’s just not what most people are trying to do. And it allows us to do, do things differently and have a differentiated offering. And, and, and a part of our differentiation too is that for a retiring business owner, you don’t have to go through all of this yourself. You just can sell the business when you’re ready to retire and retire in three to six months. Some people stay a year, it depends on the situation, but you just get to sell the business and work towards retirement. It’s not like a 10 or 20 year journey. For you,

37:04

What do your employee owners actually get in terms of ownership? Do the, do they get a percentage of profits each year? Uh, do they get a piece of equity when they sell, when they leave or retire? Um, do they have a say in how the company is managed?

37:20

Yeah, so the, we probably talked about this in the last podcast, but to, to recap, yeah, they’re sort, you know, we show up and, and do a, you know, 10 year, uh, sorry, 10%, uh, restricted stock grant, um, that people earn through service over four years. And then the rest of it is based on how, um, the, uh, how the business performs, um, with a, with a path to majority employer ownership over, over a couple of decades. So it’s sort of the same ownership period that a, um, that I guess sort of a founding owner, uh, would typically own a business for. And so most of the value, um, in stock ownership, um, is from the appreciation of shares, and it’s really meant to reward the people that stay the longest. Now everyone participates, um, or in, in most cases, in the smaller employee bases, sort of everyone participates. Sometimes when you get into retail concepts with 200 employees and seasonal workers, it’s sort of only sort of the, you know, like really long-term employees. But, um, the, yeah, so the, so most of the participation is through long-term, you know, appreciation the stock from staying in profit performance, there are dividends, um, and those become meaningful over time. But for now, you know, early on it, the,

38:35

In talking to, uh, business owners who are considering some form of employee ownership, an issue that often comes up is the employees don’t always welcome, uh, employee ownership. Uh, as the owner, uh, articulates it, their immediate response is often, you know, that’s a retirement plan. I need the money now. Um, do you face that at all?

39:01

Look, the, it, it’s a totally fair question. We’re not a retirement plan, right? And so both things are true that I completely understand if someone is at, you know, towards the end of their career, but like, you know, we are not a retirement plan, right? We’re a way for people to earn stock through, um, you know, through staying. And so I think that, um, sort of setup is really kind of between the, the former owner and sort of their decisions. Um, but, uh, it really, the, the value is for the people who, who are, you know, gonna stay and kind of build the company over the next, you know, sort of 20 years with us.

39:36

Do you think they really feel like owners?

39:39

It depends. I mean, the, the status, so again, there’s, there’s a top third, uh, and I’m saying in terms of like how much they value, uh, employer, there’s, there’s kind of always a top third that really, uh, really, really value it both financially and, um, emotionally, culturally, there’s, there’s generally middle third that is like neutral and maybe they start off skeptical, but become like, okay, alright, I’m getting a dividend. And, you know, they said what they’re gonna do, and, you know, within six to 18 months people are feeling pretty good. And then there’s a bottom third of, of people who, who really don’t care about at all, um, either because they, mostly because actually they’re probably just gonna be a short term employee with the company. Could be seasonal, could be, you know, only a year or two. And that’s not what employer ownership or, or any, including like partnerships like Pricewaterhouse, like you, it’s, you know, you, you create, you know, stock wealth by staying there for two decades, right? Or three decades. So, so, so we’re okay with that. That’s natural, that’s human nature. Um, but I think that you want to have a majority of the people, um, be, you know, be supportive.

40:48

Do your employees assume any risk if the business were to fail?

40:52

No. And that’s a key differentiation. And when people say, well, why does it take 20 years? They’re like, well, we’re taking every dollar of the risk, right? Like, there’s a, there’s an SBA market out there for people to go and, you know, save up and, and, um, you know, take on a personal guarantee and take on debt service and cut their salary. And, um, that market’s out there for people to go, to go to go take advantage of. We, we wanted to provide an opportunity that was, um, you know, again, positive for, because the, the reality is, is that in small businesses, the, the profitability levels is like a percentage of revenue. They, in comparison to, you know, professional services or software, everything. And so like the, the, the pay in these small businesses is, is, is middle income pay or, or, or, or lower middle income pay. So how could you sort of, you know, have the ability to generally take serious financial risk, um, you know, and take that. So we wanted to create a way for people to earn it, um, you know, in an aligned way as the company itself, uh, you know, produces profits and people, um, stay for the long term.

42:01

Do you do something to segregate or protect the money that your businesses will need to pay out employees who retire or leave? Is that money protected in some way against the failure of the business?

42:13

Uh, no. We’re not a retirement benefit plan. Um, so we’re not, um, it’s, we’re not a retirement benefit plan,

42:21

But when somebody retires, they do get to sell their shares, right? Correct. So it kind of works the same way, but you’re saying it’s not Well,

42:31

The cash flows of the business are able to, to repurchase that stock, but no, we don’t, we don’t. Um, and we, we don’t, um, this will show up in our fin financial statements as a public company, but we, uh, we don’t carry a liability, um, uh, for the, uh, for the stock program.

42:50

So what would happen if a, if somebody worked at a business for 19 years and it, and it failed, would corporate team shares step in to protect those employees?

43:01

We haven’t come across that scenario of owning a business for 19 years and it failing. And so I think if that were to happen, we would make the right decision at the time, balancing shareholder interest and employee interest.

43:13

I see. How many employees does team shares have?

43:17

Uh, at the parent company it’s about 85 people. And then I think if you consider all of the, all the companies, um, all the subsidiaries, it’s, it’s, um, you know, it’s well over 2000

43:28

At the parent level. Is there some form of employee ownership there for those employees?

43:34

Yeah, absolutely. Um, every employee in, um, at, at Team Inc has, uh, stock Options in Team Inc.

43:41

How does it work for a public company to make the promise to never sell the business that it requires? Are, are, is that as firm a commitment, uh, going forward knowing that the, the shares can be publicly owned?

43:56

Yeah, I mean, again, it all comes back to having, um, a business model premised on things that are good for shareholders and good for, you know, companies and employees. And so again, it comes back to this, there’s this received wisdom that it, that it’s better, um, better investing and better sort of returns to buy and sell a company quickly. Publicly traded companies are worth much more than private companies. And so it would be not in our interest or the local company and employee interest to, um, to sell a company. We just think it’s much better off, um, in the, the system than trying to sell it to a, um, you know, a competitor or to a, uh, to a private. So, so it’s, or, you know, to a competitor just, you know, PE firm, it just, it would just not be valued as highly as, as a consolidated public company. So I think it’s well within shareholder and trust, um, or, you know, the permit ownership model owner. And then again, it’s a highly differentiated promise that others can’t or, or won’t make. And that’s a promise we can make to retiring owners that we will, you know, not sell your business for a profit.

45:07

We’re just about out of time here. A couple of quick questions. I I just wanted to nail down, um, how, how do you find the businesses that you buy?

45:16

Uh, we get over 70,000 listings of businesses, uh, every year of businesses that are actively for sale from business brokers and MA advisors. And, uh, those listings are, uh, gathered into our software and we, we start the process of, of moving, uh, you know, moving each acquisition through our underwriting process and we’ll end up, um, and of those 70,000, 13,000 are kind of size qualified and we end up doing real work on about 3000, uh, companies per year. Um, so we’re able to, um, you know, find companies that we think fit our model well. Sounds

45:56

Like a job for ai.

45:58

Yeah, look, there is, there is meaningful, I mean, look, there’s tons of human decision and as there should be, it’s a very important job, both, again, on the shareholder side and on the, on the, you know, the, the human side of the business. Um, but yeah, there, it, it, it saves a lot of steps. Um, and we’ve been building it in for years. So

46:15

I asked you this question last time, three years ago, whether you saw a way that you might be able to help the business owner and there are far too many of them who’s too much a part of the day-to-day business to actually sell their business. Yeah, there are a lot of those businesses right now, especially with the baby boomers aging out. Have you gotten closer to figuring that problem out?

46:37

You know, okay, so team share is the company. Um, I don’t think that’s gonna be in scope for us to, to solve that problem. Certainly not to solve that problem. Uh, I can, I can give, I mean maybe in the long distant future we can, you know, help create tools and things like that, but we have a really, you know, focused sort of plan ahead of us we next now, uh, in terms of just like my sort of personal opinion as a business person, sort of what, what a business owner should think about, it’s probably the same answer I said last time. They should read and implement Traction or some other system like that, that is a management system, um, that helps people build the processes, the team, the responsibility so that the business is not owner dependent. And um, you know, I think the reason why I always recommend Traction is there’s a bunch of, there’s a bunch of them out there, uh, and I don’t wanna name the other ones ‘cause I don’t, they’re any of them work whichever one gravitates to The reason why I always recommend Traction or EOS is I guess is Traction is the book and EOS is the, is the name of the entrepreneurial operating system, it’s com it’s fairly complete and it’s fairly simple. A lot of the other ones can get really hung up and like, you know, just they’re overly analytical and everything. Like it is just a very simple playbook. Uh, when you read the book and then you have a decision making you wanna try and implementer, do you wanna pay an implementer to come in? I think overall, I think it’s better to bring an implementer in. Um, we have no financial relationship with the US . Uh, just to be very clear, I just think like that’s how I figured out how to run a business and I think that it works for all businesses, uh, whether it’s five employees or 50. So

48:14

Michael Brown, I kept you longer than I promised. I apologize. Fact, no worries. I could probably talk to you all day. I find this all fascinating. I really appreciate what you’re doing and, uh, you’re coming here and sharing it with us.

48:27

Of course. Uh, thanks, uh, thanks for having us on and, um, forward to keeping in Touch.

48:32

Michael Brown is co-founder and CEO of Team Shares. You can learn more about team shares@teamshares.com. Thank you, Michael. Thanks.

48:41

Bye-bye.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.